Filed Pursuant to Rule 253(g)(2)

File No. 024-11750

HERE COLLECTION LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

1111 Brickell Ave, 10th Floor

Miami, FL 33131

www.here.co

SUPPLEMENT NO. 1 DATED OCTOBER 11, 2022

TO THE OFFERING CIRCULAR DATED SEPTEMBER 26, 2022

This document supplements, and should be read in conjunction with, the offering circular of Here Collection LLC (“we”, “our” or “us”) dated September 26, 2022 and filed by us with the Securities and Exchange Commission on September 27, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•Series #1 Declaration of distribution.

•Semi-annual financial report on Form 1-SA.

Series #1 Declaration of Distribution

On July 29, 2022, we paid a distribution in the amount of $0.018 per Series Interest to all holders of Series Interests of Series #1 as of July 29, 2022.

Semi-annual financial report on Form 1-SA

The semi-annual report on Form 1-SA, as filed by us with the Securities and Exchange Commission on September 28, 2022, is hereby incorporated by reference into the Offering Circular.